                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                  Under the Securities Exchange Act of 1934

                                Amendment No. 1


                        C-BRIDGE INTERNET SOLUTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   12500B-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                ROBERT N. GOLDMAN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            EXCELON CORPORATION, INC.
                                  25 MALL ROAD
                            BURLINGTON, MA 01803-4194
                                 (781) 674-5000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 12, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         AMENDMENT NO. 1 to SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO. 12500B-10-5                                          PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             EXCELON CORPORATION
             IRS EMPLOYER IDENTIFICATION NO.:   02-0424252

--------------------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)               (b)
             NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
             NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

--------------------------------------------------------------------------------------------------------------------------------
    number of shares          7      SOLE VOTING POWER
      beneficially
     owned by each
    reporting person                 0

--------------------------------------------------------------------------------------------------------------------------------
                              8      SHARED VOTING POWER

                                     12,186,935 (1)

--------------------------------------------------------------------------------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     0

--------------------------------------------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0

--------------------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     12,186,935 (1)

--------------------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]
             NOT APPLICABLE

--------------------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     56.54% (1)

--------------------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                               CO

--------------------------------------------------------------------------------------------------------------------------------

(1) The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
            EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------------------------------------------------------------
CUSIP NO. 12500B-10-5                                          PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------


This Amendment No. 1 to Schedule 13D relates to shares of common stock of C-bridge Internet Solutions, Inc. ("C-bridge") and is filed by eXcelon Corporation, a Delaware corporation ("eXcelon"), to amend the Schedule 13D originally filed by eXcelon with the Securities and Exchange Commission on June 8, 2001.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


               Item 3 is hereby amended and restated in its entirety to read as follows:

               In connection with the Agreement and Plan of Reorganization, dated as of May 22, 2001, among C-bridge, eXcelon and Comet Acquisition Corp., a Delaware corporation ("Merger Sub") and wholly owned subsidiary of eXcelon (the "Merger Agreement," filed as Exhibit A to this Schedule 13D), eXcelon and the directors and executive officers and certain of the shareholders of C-bridge holding in the aggregate approximately 56.54% of the outstanding common stock of C-bridge (calculated as of June 4, 2001 and including options to purchase common stock exercisable within sixty days of June 4, 2001) (collectively, the "Proxy Grantors"), entered into the Voting Agreements and Irrevocable Proxies attached hereto as Exhibits B through P (the "Voting Agreements"), whereby each Proxy Grantor agreed to vote in favor of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and granted to Robert N. Goldman and Lacey P. Brandt, acting on behalf of eXcelon, an irrevocable proxy for the term of the Merger Agreement to vote such Proxy Grantor's shares in favor of the Merger and the transactions contemplated by the Merger Agreement. Capitalized terms used in this Schedule 13D but not otherwise defined herein have the meanings ascribed to them in the Merger Agreement and Voting Agreements.

--------------------------------------------------------------------------------
CUSIP NO. 12500B-10-5                                          PAGE 4 OF 7 PAGES
--------------------------------------------------------------------------------


ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER


               Item 5 is hereby amended and restated in its entirety to read as follows:


(a)-(c) As a result of eXcelon's obtaining irrevocable proxies with respect to certain shares pursuant to the Voting Agreements as described herein, eXcelon may be deemed to own beneficially an aggregate of 12,186,935 shares, representing approximately 56.54% of the outstanding common stock of C-bridge (calculated as of June 4, 2001 and including options to purchase common stock exercisable within sixty days of June 4, 2001). eXcelon, however, disclaims beneficial ownership of such shares, and this statement shall not be construed as an admission that eXcelon is, for any or all purposes, the beneficial owner of such shares.

(d) Until the Effective Time, each Proxy Grantor will retain the right to receive dividends in respect of, and the proceeds from the sale of, the Shares of such Proxy Grantor, subject to certain restrictions on transferability imposed under the Voting Agreements as described herein.

(e)            Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Item 6 is hereby amended and restated in its entirety to read as follows:

               In connection with the Merger Agreement, eXcelon and the Proxy Grantors have entered into the Voting Agreements. The following summary of certain provisions of the Voting Agreements is qualified in its entirety by reference to the text of the Voting Agreements as attached as Exhibits B through P.

               Pursuant to the Voting Agreements, each Proxy Grantor has agreed to vote any C-bridge common stock, with respect to which the Proxy Grantor has voting power ("Proxy Shares") (i) in favor of approval of the Merger and the Merger Agreement and any actions recommended by the Board of Directors of C-bridge that are required in furtherance of the transactions contemplated thereby; provided that the Proxy Grantor shall not be required to vote for any action that would decrease the number of shares of eXcelon common stock to be received by the stockholders of C-bridge in respect of their shares of C-bridge capital stock in the Merger; (ii) against any proposal to authorize any action or agreement that would result in a breach in any respect of any representation, warranty, covenant, agreement or obligation of C-bridge under the Merger Agreement or that would prevent the consummation of the merger; (iii) against: (A) any proposal by C-bridge to enter into or consent to any Third Party Acquisition;
               (B) any change in the individuals who, as of the date hereof, constitute the Board of Directors of C-bridge (except as contemplated by the Merger Agreement); (C) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving C-bridge and any Third Party, other than the Merger; (D) a sale, lease, transfer or disposition of all or substantially all of the assets of C-bridge outside the ordinary course of business, or of any assets that are material to its business whether or not in the ordinary course of business, or a reorganization, recapitalization, dissolution or liquidation of C-bridge; (E) any amendment of C-bridge's Certificate of Incorporation or Bylaws, except as contemplated by the Merger Agreement; and
               (F) any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, or any of

--------------------------------------------------------------------------------
CUSIP NO. 12500B-10-5                                          PAGE 5 OF 7 PAGES
--------------------------------------------------------------------------------


               the transactions contemplated by the Voting Agreements; and (iv) in favor of any proposal to grant C-bridge's management discretionary authority to adjourn any meeting of C-bridge's stockholders for the purpose of soliciting additional proxies in the event that, at any meeting held for the purpose of considering the Merger Agreement, the number of shares of C-bridge common stock present or represented and voting in favor of the Merger is insufficient to approve the Merger. Each Proxy Grantor has appointed each of Robert Goldman and Lacey Brandt (each, a "Proxy Holder"), acting singly, with full power of substitution, as Proxy Grantor's true and lawful proxy and attorney-in-fact to vote all Proxy Shares at any meeting (and any adjournment or postponement thereof) of C-bridge's stockholders called for purposes of considering any proposal described in the preceding paragraph, and in any action by written consent of C-bridge's stockholders in lieu of any such meeting, and instructs each Proxy Holder to vote in the manner specified in preceding paragraph on any such proposal. Each of Mr. Goldman and Ms. Brandt is an executive officer of eXcelon and is acting as Proxy Holder on behalf of eXcelon.

               The Voting Agreements provide that except as expressly permitted therein or pursuant to the Merger Agreement, each Proxy Grantor shall not, directly or indirectly: (i) except in the case of Hamilton Trust Company Limited, Field Nominees Limited,
               Internet Business Capital Corporation Limited and Joseph Bellini, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Proxy Shares or any interest therein; (ii) grant any proxies or powers enter into a voting of attorney or deposit any Proxy Shares into a voting trust or agreement with respect to any Proxy Shares;
               (iii) take any action that would make any representation or warranty of the Proxy Grantor contained therein untrue or incorrect or have the effect of preventing or disabling the the voting Agreement; or (iv) exercise Proxy Grantor from performing any of their obligations under any option to purchase any shares of C-bridge common stock.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 99.A(2) Merger Agreement, dated as of May 22, 2001, among
                           C-bridge Internet Solutions, Inc., eXcelon
                           Corporation and Comet Acquisition Corp

           Exhibit 99.B(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Internet Business Capital Corporation Limited.

           Exhibit 99.C(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Paul R. Charron.

           Exhibit 99.D(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Ramanan Raghavendran.

           Exhibit 99.E(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Joeseph Badaracco.

           Exhibit 99.F(3) Irrevocable Proxy and voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Clifford Thompson.

           Exhibit 99.G(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Mark Cosway.

           Exhibit 99.H(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Richard Putz.

           Exhibit 99.I(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Field Nominees Limited.

           Exhibit 99.J(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Hamilton Trust Company Limited

--------------------------------------------------------------------------------
CUSIP NO. 12500B-10-5                                          PAGE 6 OF 7 PAGES
--------------------------------------------------------------------------------


           Exhibit 99.K(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Joseph Bellini.

           Exhibit 99.L(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Raymond Lane.

           Exhibit 99.M(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Donald W. Amaya.

           Exhibit 99.N(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Gerard King.

           Exhibit 99.O Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and
                          R. Jeffrey Spurrier.

           Exhibit 99.P Irrevocable Proxy and Voting Agreement, dated as of June 12, 2001, by and among eXcelon Corporation, InSight Capital Partners III, L.P., InSight Capital Partners (Cayman) III, L.P., and InSight Capital Partners III - Co-Investors, L.P. (Exhibit B of which is incorporated by reference to Exhibit 10.55 included in eXcelon's registration statement on Form S-4 as filed with the Securities and Exchange Commission on June 14, 2001).

-----------------------

(2) Incorporated by reference to the Schedule 13D of C-bridge as filed with the Securities and Exchange Commission on June 1, 2001.

(3) Incorporated by reference to the Schedule 13D of eXcelon as filed with the Securities and Exchange Commission on June 8, 2001.


                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.


         June 20, 2001

                                     EXCELON CORPORATION


                                         /s/ Robert N. Goldman
                                     -------------------------------------------
                                     Robert N. Goldman
                                     Chairman and Chief Executive Officer

                                         /s/ Lacey Brandt
                                     -------------------------------------------
                                     Lacey Brandt
                                     Chief Financial Officer

--------------------------------------------------------------------------------
CUSIP NO. 12500B-10-5                                          PAGE 7 OF 7 PAGES
--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


           Exhibit
           Number          Description
           -------         -----------

           Exhibit 99.A(2) Merger Agreement, dated as of May 22, 2001, among
                           C-bridge Internet Solutions, Inc., eXcelon
                           Corporation and Comet Acquisition Corp

           Exhibit 99.B(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Internet Business Capital Corporation Limited.

           Exhibit 99.C(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Paul R. Charron.

           Exhibit 99.D(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Ramanan Raghavendran.

           Exhibit 99.E(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Joeseph Badaracco.

           Exhibit 99.F(3) Irrevocable Proxy and voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Clifford Thompson.

           Exhibit 99.G(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Mark Cosway.

           Exhibit 99.H(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Richard Putz.

           Exhibit 99.I(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Field Nominees Limited.

           Exhibit 99.J(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Hamilton Trust Company Limited

           Exhibit 99.K(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Joseph Bellini.

           Exhibit 99.L(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Raymond Lane.

           Exhibit 99.M(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Donald W. Amaya.

           Exhibit 99.N(3) Irrevocable Proxy and Voting Agreement, dated as of
                           May 22, 2001, by and among eXcelon Corporation and Gerard King.

           Exhibit 99.O Irrevocable Proxy and Voting Agreement, dated as of May 22, 2001, by and among eXcelon Corporation and
                          R. Jeffrey Spurrier.

           Exhibit 99.P Irrevocable Proxy and Voting Agreement, dated as of June 12, 2001, by and among eXcelon Corporation, InSight Capital Partners III, L.P., InSight Capital Partners (Cayman) III, L.P., and InSight Capital Partners III - Co-Investors, L.P. (Exhibit B of which is incorporated by reference to Exhibit 10.55 included in eXcelon's registration statement on Form S-4 as filed with the Securities and Exchange Commission on June 14, 2001).

-----------------------

(2) Incorporated by reference to the Schedule 13D of C-bridge as filed with the Securities and Exchange Commission on June 1, 2001.

(3) Incorporated by reference to the Schedule 13D of eXcelon as filed with the Securities and Exchange Commission on June 8, 2001.